SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on September 24, 2004 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated September 24, 2004, the Company reported that the Board of Directors called for an extraordinary and ordinary shareholders meeting to be held next October 22, 2004 at 10:30 am hours, outside it headquarters, in Bolivar 108, 1° floor, Buenos Aires, Argentina. The shareholders meeting will consider, among other items which are usual in an ordinary shareholders meeting, the action taken by the Board of Directors as substitute responsible, in relation to the shareholders personal property tax, the execution of an agreement for the exchange of corporate services with Irsa and Alto Palermo S.A., and the creation of an Audit Committee. Besides, the creation of a global note program will be proposed for the issuance of non convertible simple notes, with special warranty, common or floating, or warranted by third parties, for a total amount in circulation at any moment of up to US$ 30,000,000 (united states thirty million dollars), or it equivalent in other currencies, in accordance with argentine law N°23,576 and other applicable statutes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 28, 2004